United States securities and exchange commission logo





                             June 21, 2024

       Fred Aslan
       Chief Executive Officer
       Artiva Biotherapeutics, Inc.
       5505 Morehouse Drive, Suite 100
       San Diego, CA 92121

                                                        Re: Artiva
Biotherapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 10,
2024
                                                            CIK No. 0001817241

       Dear Fred Aslan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 30, 2024 letter.

       Amendment No.1 to Draft Registration Statement on Form S-1 submitted June 10, 2024

       Our Strengths, page 115

   1. We note your response to prior comment 14, which we reissue. Please revise to define terms including
"overall response rate," "complete response," "partial response," "ongoing response," "stable
disease," and "progressive disease," as determined by the Lugano 2014 criteria. Additionally,
explain how such responses are measured using CT and PET
                                                        imaging assessments in
your clinical trials or otherwise advise.
       AlloNK Clinical Development in LN, page 128

   2. You disclose that the primary efficacy endpoint is the overall renal response rate (ORRR)
                                                        defined as the
proportion of subjects having either a complete renal response (CRR) or
 Fred Aslan
Artiva Biotherapeutics, Inc.
June 21, 2024
Page 2
       partial renal response (PRR). Please revise to define terms CRR and PRR. Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at
202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameFred Aslan
                                                          Division of
Corporation Finance
Comapany NameArtiva Biotherapeutics, Inc.
                                                          Office of Life
Sciences
June 21, 2024 Page 2
cc:       Carlos Ramirez
FirstName LastName